UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: _____August 4, 2010_____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Drive Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On August 4, 2010, Integrys Energy Group, Inc. will issue a news release reporting its financial results for the quarter ended June 30, 2010. A copy of the news release is filed with this Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Integrys Energy Group will hold an earnings conference call on August 5, 2010, to discuss the 2010 financial performance of Integrys Energy Group and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

(a)   Not applicable.

(b)   Not applicable.

(c)   <u>Exhibits</u>. The following exhibit is being filed herewith:

99.1   News Release dated August 4, 2010, reporting Integrys Energy Group, Inc. financial results for the quarter ended June 30, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President and Chief Financial Officer

Date: August 4, 2010

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated August 4, 2010

Exhibit
Number

99.1   News Release dated August 4, 2010, reporting Integrys Energy Group, Inc. financial results
for the quarter ended June 30, 2010



Integrys Energy Group, Inc.

For Immediate Release
August 4, 2010

Contact: Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
(312) 228-5408

Integrys Energy Group, Inc. Reports
2010 Second Quarter Financial Results

Chicago – August 4, 2010 – Integrys Energy Group, Inc. (NYSE: TEG) recognized net income attributed to common shareholders on a GAAP (generally accepted accounting principles) basis of $78.9 million ($1.01 diluted earnings per share) for the quarter ended June 30, 2010, compared with net income attributed to common shareholders on a GAAP basis of $34.7 million ($0.45 diluted earnings per share) for the quarter ended June 30, 2009.

Excluding the effects of certain items that are not comparable from one period to the next, Integrys Energy Group recognized adjusted earnings of $36.4 million ($0.47 diluted earnings per share – adjusted) for the quarter ended June 30, 2010, compared with adjusted earnings of $20.3 million ($0.26 diluted earnings per share – adjusted) for the quarter ended June 30, 2009. Please see the "Diluted Earnings Per Share Information – Non-GAAP Financial Information" and the "Non-GAAP Financial Information Reported by Segment," both of which are included at the end of this news release and are also included with the supplemental data package on Integrys Energy Group's Web site. These documents provide a reconciliation between diluted earnings (loss) per share computed on a GAAP basis and diluted earnings (loss) per share – adjusted, and a reconciliation by reportable segment between net income (loss) attributed to common shareholders and adjusted earnings (loss) and also between diluted earnings (loss) per share on a GAAP basis and diluted earnings (loss) per share – adjusted.

"We continued to successfully implement our strategy in the second quarter, as demonstrated by higher quarter-over-quarter adjusted earnings at each of our reportable segments," said Charles A. Schrock, Chairman, President and Chief Executive Officer of Integrys Energy Group. "Tight cost controls and operational improvements balanced the negative impact of weather and the economy for our regulated utilities portfolio, and Integrys Energy Services' transition to its revised business plan of controlled growth is moving forward according to plan."

Unless otherwise noted, the discussion below relates to adjusted earnings (loss), and all dollar amounts are reported on an after-tax basis.

Highlights:

- Fuel and purchased power costs combined with rate increases drove the $3.3 million quarter-over-quarter increase in adjusted earnings at the regulated electric utility segment.

- Positive results from rate increases drove the $2.3 million quarter-over-quarter decrease in the adjusted loss at the regulated natural gas utility segment.

Media Hotline: 800-977-2250 — NYSE: TEG

130 East Randolph Drive
Chicago, IL 60601
www.integrysgroup.com

- Adjusted earnings at Integrys Energy Services, Inc. increased $6.2 million quarter-over-quarter, driven by reduced operating and maintenance expense related to its strategy change, partially offset by a decrease in realized wholesale natural gas and wholesale electric margins as Integrys Energy Services has exited these markets as part of its strategy change. Integrys Energy Group has repositioned Integrys Energy Services from a focus on significant growth in competitive wholesale and retail markets across the United States and Canada, to a focus on selected retail markets in the United States with the expectation that recurring customer based business will result in dependable cash and earnings contributions, higher returns, and an overall reduced risk and capital profile.

Significant factors driving the $16.1 million increase in adjusted earnings are described below, categorized by reportable segment:

- During the second quarter of 2010, the regulated electric utility segment recognized adjusted earnings of $26.2 million, compared with adjusted earnings of $22.9 million during the same quarter in 2009. The $3.3 million increase in adjusted earnings was driven by:

  - A $6.2 million increase in the regulated electric utility segment margin that was primarily driven by quarter-over-quarter fuel and purchased power costs combined with retail electric rate increases at both electric utilities, which were effective January 1, 2010.

  - A $2.5 million increase in operating expenses, driven by higher quarter-over-quarter electric transmission expense, higher quarter-over-quarter customer assistance expense (related to payments made to the Focus on Energy program, which assists residents and businesses in installing cost-effective, energy efficient, and renewable energy products), and an increase in depreciation expense related to the Crane Creek Wind Farm that was placed into service for accounting purposes in December 2009, partially offset by a decrease in labor costs (driven by the reduction in workforce and company-wide furloughs instituted for 2010 as a result of previously announced cost management efforts), and a decrease in electric maintenance expense at Wisconsin Public Service Corporation.

- During the second quarter of 2010, the regulated natural gas utility segment recognized an adjusted loss of $1.8 million, compared with an adjusted loss of $4.1 million during the same quarter in 2009. The $2.3 million decrease in the adjusted loss was driven by:

  - An approximate $13.2 million increase in earnings from rate increases that were effective in the second quarter of 2010 at certain of our natural gas utilities, but were not effective in the second quarter of 2009.

  - An approximate $6.6 million decrease in earnings resulting from a 9.3% decrease in natural gas throughput volumes attributed to warmer quarter-over-quarter weather, customer conservation and efficiency efforts, and the negative impact from the general economic slowdown. This decrease is net of an approximate $3.6 million impact from decoupling mechanisms in place at certain of Integrys Energy Group's natural gas utilities.

  - A $3.6 million increase in depreciation and amortization expense, primarily related to the Illinois Commerce Commission's rate order for The Peoples Gas Light and Coke Company and North Shore Gas Company, effective January 28, 2010, which changed the recovery mechanism for net dismantling costs by including them as a component of depreciation rates applied to natural gas distribution assets.

- The electric transmission investment segment is comprised of Integrys Energy Group's equity method investment in American Transmission Company LLC. Adjusted earnings from Integrys Energy Group's investment in American Transmission Company increased $0.5 million, from $11.0 million in the second quarter of 2009, to $11.5 million in the second quarter of 2010.

- Adjusted earnings at Integrys Energy Services increased $6.2 million, from an adjusted loss of $3.0 million for the quarter ended June 30, 2009, to adjusted earnings of $3.2 million for the quarter ended June 30, 2010, driven by:

  - An $18.5 million decrease in operating and maintenance expense, primarily a result of a decrease in employee payroll, benefit, and contractor related expenses (mostly related to the previously discussed strategy change at Integrys Energy Services), a decrease in bad debt expense, and a fee paid to a counterparty in 2009 in order to consolidate certain financial and physical transactions, which subsequently enabled Integrys Energy Services to reduce costs through reductions in collateral postings.

  - A $1.5 million increase in other income, due in part to lower quarter-over-quarter interest expense related to the reduced size of Integrys Energy Services as a result of its strategy change.

  - A partially offsetting $13.5 million decrease in realized wholesale natural gas and wholesale electric margins quarter-over-quarter, due to the sale of the wholesale natural gas marketing business in the fourth quarter of 2009 and the sale of substantially all of the wholesale electric business in the first quarter of 2010, related to Integrys Energy Services' strategy change.

- The adjusted loss related to the holding company and other segment decreased $3.8 million, from $6.5 million during the quarter ended June 30, 2009, to $2.7 million during the quarter ended June 30, 2010. The decrease in the adjusted loss was driven by lower quarter-over-quarter interest expense and legal expenses.

YEAR-TO-DATE RESULTS

Integrys Energy Group recognized net income attributed to common shareholders on a GAAP basis of $128.4 million ($1.65 diluted earnings per share) for the six months ended June 30, 2010, compared with a net loss attributed to common shareholders on a GAAP basis of $145.5 million ($1.90 net loss per share) for the six months ended June 30, 2009.

Net income attributed to common shareholders for the six months ended June 30, 2010, of $128.4 million included $23.4 million of certain items that are not comparable from one period to the next, consisting of an $11.8 million non-recurring charge to deferred income tax expense resulting from enactment of the federal health care reform legislation, $8.9 million of net losses on dispositions related to Integrys Energy Services' strategy change, $5.5 million of restructuring charges, $3.1 million of losses associated with the settlement of supply contracts at Integrys Energy Services, partially offset by $5.9 million of non-cash gains related to derivative and inventory accounting activities at Integrys Energy Services. The net loss attributed to common shareholders for the six months ended June 30, 2009, of $145.5 million included $285.9 million of certain items that are not comparable from one period to the next, consisting of a $248.8 million non-cash goodwill impairment loss related to the natural gas utility segment, $25.2 million of non-cash losses related to derivative and inventory accounting activities at Integrys Energy Services, and $11.9 million of restructuring charges. Exclusive of these certain items recognized during the six months ended June 30, 2010 and 2009, Integrys Energy Group's earnings on an adjusted basis would have increased period-over-period to adjusted earnings of $151.8 million ($1.96 diluted earnings per share – adjusted) for the six months ended June 30, 2010, from adjusted earnings of $140.4 million ($1.83 diluted earnings per share – adjusted) for the six months ended June 30, 2009.

EARNINGS FORECAST

Our guidance range for 2010 diluted earnings per share on a GAAP basis is between $2.80 and $3.08. Our guidance range for 2011 diluted earnings per share on a GAAP basis is between $3.28 and $3.61. This guidance assumes operational improvements and rate relief for certain utilities, the availability of generation units, and normal weather conditions subsequent to June 30, 2010. This guidance does not include any additional Integrys Energy Group restructuring costs, subsequent to June 30, 2010, related to reductions in the workforce that are currently in progress and nearly complete (other than those at Integrys Energy Services). Diluted earnings per share guidance is adjusted for certain items that are not comparable from one period to the next. Our guidance range for 2010 diluted earnings per share – adjusted is between $2.89 and $3.17. Our guidance range for 2011 diluted earnings per share – adjusted is between $3.24 and $3.57. Making similar adjustments to the 2010 and 2011 GAAP earnings per share guidance that was issued on May 6, 2010, would have resulted in Integrys Energy Group consolidated diluted earnings per share – adjusted guidance for 2010 and 2011 that is equal to the adjusted guidance issued today. Please see the "Diluted Earnings Per Share Guidance Information" included at the end of this news release and also included with the supplemental data package on the company's Web site for more detailed information on earnings guidance.

Integrys Energy Group expects a long-term diluted earnings per share growth rate of 4% to 6% on an average annualized basis, using 2011 as the base year, through 2015.

Integrys Energy Group's management will discuss earnings guidance for 2010 and 2011, during its earnings conference call at 8 a.m. CDT on Thursday, August 5.

SUPPLEMENTAL DATA PACKAGE

Concurrent with this news release, a supplemental data package has been posted on Integrys Energy Group's corporate Web site that includes this narrative news release, as well as financial statements, non-GAAP financial information, diluted earnings per share guidance information, and supplemental quarterly financial information by reportable segment.

CONFERENCE CALL

An earnings conference call is scheduled for 8 a.m. CDT on Thursday, August 5, 2010. Integrys Energy Group will discuss 2010 second quarter financial results, as well as future prospects. To access the call, which is open to the public, call 888-788-9425 (toll free)

15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. STEVEN ESCHBACH as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through November 2, 2010, by dialing 888-282-0036 (toll free).

Investors may also listen to the conference live on Integrys Energy Group's corporate Web site at http://www.integrysgroup.com/investor/presentations.aspx. An archive of the Webcast will be available on the company's Web site at http://www.integrysgroup.com/investor/presentations.aspx.

In conjunction with this conference call, Integrys Energy Group will post on its Web site PowerPoint slides that will be referred to within the prepared remarks during the call. The slides will be available at 6 a.m. CDT on August 5.

FORWARD-LOOKING STATEMENTS

Financial results in this news release are unaudited. In this news release, Integrys Energy Group and its subsidiaries make statements concerning expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to assumptions and uncertainties; therefore, actual results may differ materially from those expressed or implied by such forward-looking statements. Although Integrys Energy Group and its subsidiaries believe that these forward-looking statements and the underlying assumptions are reasonable, they cannot provide assurance that such statements will prove correct.

Forward-looking statements include, among other things, statements concerning management's expectations and projections regarding earnings, regulatory matters, fuel costs, sources of electric energy supply, coal and natural gas deliveries, remediation costs, environmental and other capital expenditures, liquidity and capital resources, trends, estimates, completion of construction projects, and other matters.

Forward-looking statements involve a number of risks and uncertainties. Some risks that could cause results to differ from any forward-looking statement include those described in Item 1A of Integrys Energy Group's Annual Report on Form 10-K for the year ended December 31, 2009, as may be amended or supplemented in our Quarterly Reports on Form 10-Q. Other factors include:

- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting Integrys Energy Group's regulated businesses;
- The individual and cumulative impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries, financial reform, changes in environmental and other regulations, including but not limited to, greenhouse gas emissions, energy efficiency mandates, renewable energy standards, and reliability standards, and changes in tax and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject;

- Current and future litigation and regulatory proceedings, enforcement actions or inquiries, including but not limited to, manufactured gas plant site cleanup, third-party intervention in permitting and licensing projects, compliance with Clean Air Act requirements at generation plants, and prudence and reconciliation of costs recovered in revenues through an automatic gas cost recovery mechanism;
- The impacts of changing financial market conditions, credit ratings, and interest rates on the liquidity and financing efforts of Integrys Energy Group and its subsidiaries;
- The risks related to executing the strategy change associated with Integrys Energy Group's nonregulated energy services business, including the restructuring of its retail natural gas and retail electric marketing business;
- The risks associated with changing commodity prices (particularly natural gas and electricity) and the available sources of fuel and purchased power, including their impact on margins;
- Resolution of audits or other tax disputes with the United States Internal Revenue Service and various state, local, and Canadian revenue agencies;
- The effects, extent, and timing of additional competition or regulation in the markets in which Integrys Energy Group's subsidiaries operate;
- The retention of market-based rate authority;
- The risk associated with the value of goodwill or other intangibles and their possible impairment;
- Investment performance of employee benefit plan assets and the related impact on future funding requirements;
- Changes in technology, particularly with respect to new, developing, or alternative sources of generation;
- Effects of and changes in political and legal developments, as well as economic conditions and the related impact on customer demand, including the ability to attract and retain customers in Integrys Energy Group's nonregulated energy services business and to adequately forecast its energy usage for nonregulated customers;
- Potential business strategies, including mergers, acquisitions, and construction or disposition of assets or businesses, which cannot be assured to be completed timely or within budgets;
- The direct or indirect effects of terrorist incidents, natural disasters, or responses to such events;
- The effectiveness of risk management strategies, the use of financial and derivative instruments, and the ability to recover costs from customers in rates associated with the use of those strategies and financial instruments;
- The risk of financial loss, including increases in bad debt expense, associated with the inability of Integrys Energy Group's and its subsidiaries' counterparties, affiliates, and customers to meet their obligations;
- Customer usage, weather, and other natural phenomena;
- The utilization of tax credit and loss carryforwards;
- Contributions to earnings by non-consolidated equity method and other investments, which may vary from projections;
- The effect of accounting pronouncements issued periodically by standard-setting bodies; and
- Other factors discussed in the 2009 Annual Report on Form 10-K and in other reports filed by Integrys Energy Group from time to time with the United States Securities and Exchange Commission.

Except to the extent required by the federal securities laws, Integrys Energy Group and its subsidiaries undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

About Integrys Energy Group, Inc.

Integrys Energy Group is a diversified holding company with regulated utility operations operating through six wholly owned subsidiaries, Wisconsin Public Service Corporation, The Peoples Gas Light and Coke Company, North Shore Gas Company, Upper Peninsula Power Company, Michigan Gas Utilities Corporation, and Minnesota Energy Resources Corporation; nonregulated operations through its wholly owned nonregulated subsidiary, Integrys Energy Services, Inc.; and also a 34% equity ownership interest in American Transmission Company LLC (an electric transmission company operating in Wisconsin, Michigan, Minnesota, and Illinois).

More information about Integrys Energy Group, Inc. is available online at www.integrysgroup.com.

-- Unaudited Financial Statements to Follow --

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended June 30		Six Months Ended June 30	
(Millions, except per share data)	2010	2009	2010	2009
Nonregulated revenues	$404.0	$815.0	$1,050.8	$2,601.3
Utility revenues	610.8	612.6	1,867.4	2,027.1
Total revenues	1,014.8	1,427.6	2,918.2	4,628.4
Nonregulated cost of fuel, natural gas, and purchased power	315.5	708.9	955.1	2,478.0
Utility cost of fuel, natural gas, and purchased power	250.9	271.4	992.4	1,182.0
Operating and maintenance expense	242.3	276.0	510.4	567.3
Goodwill impairment loss	-	-	-	291.1
Restructuring expense	6.5	19.1	9.2	19.1
Net (gain) loss on Integrys Energy Services' dispositions related to strategy change	(25.0)	-	14.8	-
Depreciation and amortization expense	67.9	57.6	132.1	114.5
Taxes other than income taxes	20.6	21.7	48.8	48.6
Operating income (loss)	136.1	72.9	255.4	(72.2)
Miscellaneous income	24.4	20.6	44.8	41.7
Interest expense	(36.6)	(40.0)	(76.0)	(82.7)
Other expense	(12.2)	(19.4)	(31.2)	(41.0)
Income (loss) before taxes	123.9	53.5	224.2	(113.2)
Provision for income taxes	44.5	18.5	94.6	31.3
Net income (loss) from continuing operations	79.4	35.0	129.6	(144.5)
Discontinued operations, net of tax	-	0.3	0.1	0.3
Net income (loss)	79.4	35.3	129.7	(144.2)
Preferred stock dividends of subsidiary	(0.8)	(0.8)	(1.6)	(1.6)
Noncontrolling interest in subsidiaries	0.3	0.2	0.3	0.3
Net income (loss) attributed to common shareholders	$78.9	$34.7	$128.4	($145.5)
Average shares of common stock				
Basic	77.4	76.8	77.2	76.7
Diluted	77.9	76.8	77.6	76.7
Earnings (loss) per common share (basic)				
Net income (loss) from continuing operations	$1.02	$0.45	$1.66	($1.90)
Discontinued operations, net of tax	-	-	-	-
Earnings (loss) per common share (basic)	$1.02	$0.45	$1.66	($1.90)
Earnings (loss) per common share (diluted)				
Net income (loss) from continuing operations	$1.01	$0.45	$1.65	($1.90)
Discontinued operations, net of tax	-	-	-	-
Earnings (loss) per common share (diluted)	$1.01	$0.45	$1.65	($1.90)
Dividends per common share declared	$0.68	$0.68	$1.36	$1.36

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)	June 30	December 31
(Millions)	2010	2009
Assets		
Cash and cash equivalents	$233.2	$44.5
Collateral on deposit	18.9	184.9
Accounts receivable and accrued unbilled revenues, net of reserves of $58.9 and $57.5, respectively	598.8	958.0
Inventories	157.7	304.3
Assets from risk management activities	387.4	1,522.1
Regulatory assets	100.1	121.1
Deferred income taxes	83.3	92.9
Assets held for sale	-	26.5
Other current assets	261.1	257.9
Current assets	1,840.5	3,512.2
Property, plant, and equipment, net of accumulated depreciation of $2,930.2 and $2,847.2, respectively	4,932.7	4,945.1
Regulatory assets	1,447.7	1,434.9
Assets from risk management activities	117.3	795.4
Goodwill	642.5	642.5
Other long-term assets	530.1	517.8
Total assets	$9,510.8	$11,847.9
Liabilities and Equity		
Short-term debt	$22.5	$222.1
Current portion of long-term debt	327.8	116.5
Accounts payable	413.0	639.4
Liabilities from risk management activities	468.3	1,607.1
Regulatory liabilities	90.5	100.4
Liabilities held for sale	-	0.3
Temporary LIFO liquidation credit	45.0	-
Other current liabilities	304.2	461.8
Current liabilities	1,671.3	3,147.6
Long-term debt	2,064.8	2,394.7
Deferred income taxes	716.2	658.2
Deferred investment tax credits	36.4	36.2
Regulatory liabilities	300.2	277.6
Environmental remediation liabilities	655.4	658.8
Pension and other postretirement benefit obligations	606.7	640.7
Liabilities from risk management activities	144.6	783.1
Asset retirement obligations	200.6	194.8
Other long-term liabilities	137.8	147.4
Long-term liabilities	4,862.7	5,791.5
Commitments and contingencies		
Common stock - $1 par value; 200,000,000 shares authorized; 77,194,573 shares issued;		
76,798,596 shares outstanding	77.2	76.4
Additional paid-in capital	2,532.1	2,497.8
Retained earnings	369.5	345.6
Accumulated other comprehensive loss	(35.7)	(44.0)
Treasury stock and shares in deferred compensation trust	(16.2)	(17.2)
Total common shareholders' equity	2,926.9	2,858.6
Preferred stock of subsidiary - $100 par value; 1,000,000 shares authorized;		
511,882 shares issued; 510,495 shares outstanding	51.1	51.1
Noncontrolling interest in subsidiaries	(1.2)	(0.9)
Total liabilities and equity	$9,510.8	$11,847.9

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Six Months Ended June 30	
(Millions)	2010	2009
Operating Activities		
Net income (loss)	$129.7	($144.2)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Discontinued operations, net of tax	(0.1)	(0.3)
Goodwill impairment loss	-	291.1
Depreciation and amortization expense	132.1	114.5
Recoveries and refunds of regulatory assets and liabilities	16.1	25.4
Net unrealized (gains) losses on nonregulated energy contracts	(15.6)	106.8
Nonregulated lower of cost or market inventory adjustments	1.3	42.7
Bad debt expense	26.3	41.0
Pension and other postretirement expense	33.8	31.6
Pension and other postretirement contributions	(61.7)	(6.8)
Deferred income taxes and investment tax credit	64.7	(36.7)
Loss on sale of assets	13.5	-
Equity income, net of dividends	(7.2)	(8.1)
Other	10.5	(6.7)
Changes in working capital		
Collateral on deposit	177.5	(77.7)
Accounts receivable and accrued unbilled revenues	339.3	897.8
Inventories	140.4	443.4
Other current assets	(2.7)	67.7
Accounts payable	(104.5)	(532.6)
Temporary LIFO liquidation credit	45.0	34.1
Other current liabilities	(180.0)	(34.5)
Net cash provided by operating activities	758.4	1,248.5
Investing Activities		
Capital expenditures	(122.8)	(187.6)
Proceeds from the sale or disposal of assets	59.8	17.6
Purchase of equity investments	(5.1)	(15.5)
Other	2.7	(3.0)
Net cash used for investing activities	(65.4)	(188.5)
Financing Activities		
Short-term debt, net	(199.6)	(924.1)
Redemption of notes payable	-	(157.9)
Proceeds from sale of borrowed natural gas	21.3	134.4
Purchase of natural gas to repay natural gas loans	(6.0)	(204.0)
Issuance of long-term debt	-	155.0
Repayment of long-term debt	(116.1)	(2.0)
Payment of dividends		
Preferred stock of subsidiary	(1.6)	(1.6)
Common stock	(92.7)	(103.5)
Issuance of common stock	18.8	-
Payments made on derivative contracts related to divestitures classified as financing activities	(118.5)	-
Other	(10.0)	(4.0)
Net cash used for financing activities	(504.4)	(1,107.7)
Change in cash and cash equivalents - continuing operations	188.6	(47.7)
Change in cash and cash equivalents - discontinued operations		
Net cash provided by investing activities	0.1	-
Net change in cash and cash equivalents	188.7	(47.7)
Cash and cash equivalents at beginning of period	44.5	254.1
Cash and cash equivalents at end of period	$233.2	$206.4

Integrys Energy Group, Inc.

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Non-GAAP Financial Information

Integrys Energy Group prepares financial statements in accordance with accounting principles generally accepted in the United States (GAAP). Along with this information, we disclose and discuss diluted earnings per share (EPS) – adjusted and adjusted earnings (loss), which are non-GAAP measures. Management uses these measures in its internal performance reporting and for reports to the Board of Directors. We disclose these measures in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS – adjusted and adjusted earnings (loss) are useful measures for providing investors with additional insight into our operating performance because they eliminate the effects of certain items that are not comparable from one period to the next. Therefore, these measures allow investors to better compare our financial results from period to period. The presentation of this additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP.

Actual Quarter and Year-to-Date Results for Periods Ended June 30, 2010 and 2009

	Three Months Ended June 30		Six Months Ended June 30	
	2010	2009	2010	2009
Diluted EPS from continuing operations	$1.01	$0.45	$1.65	$(1.90)
Diluted EPS from discontinued operations	-	-	-	-
Total Diluted EPS	$1.01	$0.45	$1.65	$(1.90)
Average Shares of Common Stock – Diluted *(in millions)*	77.9	76.8	77.6	76.7

Information on Special Items:

Diluted earnings per share is adjusted for special items and their financial impact on diluted earnings per share for the three and six months ended June 30, 2010 and 2009.

Total Diluted EPS	$1.01	$0.45	$1.65	$(1.90)
Special Items (net of taxes):				
Net non-cash (gains) losses related to derivative and inventory accounting activities at Integrys Energy Services	(0.44)	(0.34)	(0.07)	0.33
Net (gain) loss on dispositions related to Integrys Energy Services' strategy change	(0.19)	-	0.12	-
Deferred income tax expense resulting from enactment of federal health care reform legislation	-	-	0.15	-
Restructuring charges	0.05	0.15	0.07	0.16
Goodwill impairment loss – natural gas utility segment	-	-	-	3.24
Settlement of Integrys Energy Services' supply contracts	0.04	-	0.04	-
Diluted EPS – adjusted	$0.47	$0.26	$1.96	$ 1.83

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Net income (loss) attributed to common shareholders is adjusted by reportable segment for special items and their financial impact for the quarters ended June 30, 2010 and 2009.

June 30, 2010 (Millions)	Electric Utility	Natural Gas Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$26.2	$(1.7)	$11.5	$3.2	$42.4	$(2.7)	$78.9
Special Items (net of taxes)							
Net non-cash gains related to derivative and inventory activities at Integrys Energy Services	-	-	-	-	(34.5)	-	(34.5)
Net gain on dispositions related to Integrys Energy Services' strategy change	-	-	-	-	(15.0)	-	(15.0)
Restructuring charges	-	(0.1)	-	-	4.0	-	3.9
Settlement of Integrys Energy Services' supply contracts	-	-	-	-	3.1	-	3.1
Adjusted earnings (loss)	$26.2	$(1.8)	$11.5	$3.2	$ -	$(2.7)	$36.4

June 30, 2009 (Millions)	Electric Utility	Natural Gas Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$22.9	$(4.1)	$11.0	$(3.0)	$14.4	$(6.5)	$34.7
Special Items (net of taxes)							
Net non-cash gains related to derivative and inventory activities at Integrys Energy Services	-	-	-	-	(26.3)	-	(26.3)
Restructuring charges	-	-	-	-	11.9	-	11.9
Adjusted earnings (loss)	$22.9	$(4.1)	$11.0	$(3.0)	$ -	$(6.5)	$20.3

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Diluted earnings per share is adjusted by reportable segment for special items and their financial impact on diluted earnings per share for the quarters ended June 30, 2010 and 2009.

June 30, 2010 (Millions)	Electric Utility	Natural Gas Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Diluted EPS	$0.33	$(0.02)	$0.15	$0.04	$0.54	$(0.03)	$1.01
Special Items (net of taxes)							
Net non-cash gains related to derivative and inventory activities at Integrys Energy Services	-	-	-	-	(0.44)	-	(0.44)
Net gain on dispositions related to Integrys Energy Services' strategy change	-	-	-	-	(0.19)	-	(0.19)
Restructuring charges	-	-	-	-	0.05	-	0.05
Settlement of Integrys Energy Services' supply contracts	-	-	-	-	0.04	-	0.04
Diluted EPS – adjusted	$0.33	$(0.02)	$0.15	$0.04	-	$(0.03)	$0.47

June 30, 2009 (Millions)	Electric Utility	Natural Gas Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Diluted EPS	$0.30	$(0.05)	$0.14	$(0.04)	$0.19	$(0.09)	$0.45
Special Items (net of taxes)							
Net non-cash gains related to derivative and inventory activities at Integrys Energy Services	-	-	-	-	(0.34)	-	(0.34)
Restructuring charges	-	-	-	-	0.15	-	0.15
Diluted EPS – adjusted	$0.30	$(0.05)	$0.14	$(0.04)	-	$(0.09)	$0.26

Integrys Energy Group, Inc.

Diluted Earnings Per Share Guidance Information

2010 and 2011 Diluted EPS Guidance	Potential 2010		Potential 2011	
	Low Scenario	High Scenario	Low Scenario	High Scenario
Regulated electric utility segment	$1.18	$1.29	$1.18	$1.29
Regulated natural gas utility segment	1.09	1.15	1.14	1.29
Electric transmission investment segment	0.60	0.62	0.62	0.64
Integrys Energy Services				
Core	0.16	0.20	0.50	0.55
Other *	0.06	0.06	0.04	0.04
Holding company and other segment	(0.29)	(0.24)	(0.20)	(0.20)
Diluted EPS	**$2.80**	**$3.08**	**$3.28**	**$3.61**
Average Shares of Common Stock – Diluted	**77.8**	**77.8**	**78.7**	**78.7**

Information on Special Items:
Diluted earnings per share guidance is adjusted for special items and their financial impact on the diluted earnings per share guidance for 2010 and 2011.

Diluted EPS	**$2.80**	**$3.08**	**$3.28**	**$3.61**
<u>Special Items (net of taxes)</u>				
Net non-cash gains related to derivative and inventory activities at Integrys Energy Services	(0.34)	(0.34)	(0.04)	(0.04)
Net loss on dispositions related to Integrys Energy Services' strategy change	0.12	0.12	-	-
Deferred income tax expense resulting from enactment of health care reform legislation	0.15	0.15	-	-
Restructuring charges	0.08	0.08	-	-
Settlement of Integrys Energy Services' supply contracts	0.08	0.08	-	-
Diluted EPS – adjusted	**$2.89**	**$3.17**	**$3.24**	**$3.57**
Average Shares of Common Stock – Diluted	**77.8**	**77.8**	**78.7**	**78.7**

Key Assumptions for 2010 and 2011:
- Operational improvements and rate relief for certain utilities
- Availability of generation units
- Normal weather conditions subsequent to June 30, 2010
- Does not include any additional Integrys Energy Group restructuring costs, subsequent to June 30, 2010, related to reductions in the workforce that are currently in progress and nearly complete (other than those at Integrys Energy Services)

* In 2010 this includes gains and losses and certain other impacts related to divestiture transactions, restructuring costs related to Integrys Energy Services' strategy change, net non-cash gains or losses related to derivative accounting, and the non-cash impact on margin resulting from inventory adjustments made in prior periods. In 2011 this includes net non-cash gains and losses related to derivative accounting, the non-cash impact on margin resulting from inventory adjustments made in prior periods, and certain impacts related to prior divestiture transactions.